Item 3. Financial Statements

SAGOON, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Consolidated Financial Statements as of December 31, 2018 and 2017, and for the years then ended.



To the Stockholders of
Sagoon, Inc. and Subsidiaries
Woodbridge, Virginia

<p style="text-align:center">INDEPENDENT AUDITOR'S REPORT</p>

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Sagoon, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

<p style="text-align:center">Artesian CPA, LLC</p>

<p style="text-align:center">1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com</p>



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sagoon, Inc. and subsidiaries as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Correction of Errors

The previously issued consolidated financial statements as of December 31, 2017 and for the year then ended have been restated for the correction of errors. As discussed in Note 2 to the consolidated financial statements, the inadvertent exclusion of the activity of a wholly owned subsidiary, which resulted in the understatement of liabilities as of December 31, 2017 and understatement of expenses for the year ended December 31, 2017, was discovered by management of the Company. Accordingly, the amounts reported have been restated in the consolidated financial statements now presented to correct the error and present this subsidiary's activity and balances. Our opinion is not modified with respect to that matter.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception, has sustained net losses of $2,142,836 and $4,684,299 for the years ended December 31, 2018 and 2017, respectively, and has an accumulated deficit of $8,528,858 as of December 31, 2018. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $724,508 as of December 31, 2018. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
April 30, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017
		(as restated)
Assets		
Current assets:		
Cash	$ 225,012	$ 314,904
Total current assets	225,012	314,904
Property and equipment, net	12,505	10,295
Other assets	4,520	4,520
Total assets	$ 242,037	$ 329,719
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 262,874	$ 173,598
Accrued liabilities	156,893	127,021
Notes payable- net of discounts of $0 and $6,407, respectively	66,949	360,542
Related party notes payable	269,797	259,797
Convertible debt - net of discounts of $16,993 and $0, respectively	193,007	-
Total current liabilities	949,520	920,958
Convertible debt - net of discounts of $0 and $43,473, respectively	-	166,527
Total liabilities	949,520	1,087,485
Commitments and contingencies		
Stockholders' Deficit:		
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at December 31, 2018 and 2017	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at December 31, 2018 and 2017	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 344,411 and 232,304 issued and outstanding at December 31, 2018 and 2017,	34	23
Additional paid-in capital	8,038,887	5,826,568
Subsriptions receivable	(174,899)	(155,688)
Accumulated deficit	(8,528,858)	(6,419,008)
Accumulated other comprehensive loss	(42,983)	(9,997)
Total stockholders' deficit	(707,483)	(757,766)
Total liabilities and stockholders' deficit	$ 242,037	$ 329,719

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
		(as restated)
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses:		
General and administrative	533,165	923,774
Sales and marketing	686,020	391,832
Research and development	753,788	616,338
Total operating expenses	1,972,973	1,931,944
Operating loss	(1,972,973)	(1,931,944)
Other expenses:		
Interest expense	(136,877)	(154,126)
Loss on extinguishment of note payable	-	(2,588,232)
Total other expenses	(136,877)	(2,742,358)
Loss before provision for income taxes	(2,109,850)	(4,674,302)
Provision for income taxes	-	-
Net loss	(2,109,850)	(4,674,302)
Foreign currency translation loss	(32,986)	(9,997)
Other comprehensive loss	$ (2,142,836)	$ (4,684,299)
Basic and diluted net loss per common share	$ (0.59)	$ (1.34)
Weighted average shares outstanding - basic and diluted	3,646,390	3,508,681

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount					
December 31, 2016	2,361,000	$ 236	989,800	$ 100	8,501	$ 1	$ 889,265	$ -	$ (1,744,706)	$ -	$ (855,104)
Class C common stock issued for cash	-	-	-	-	96,057	10	2,209,301	(155,688)	-	-	2,053,623
Offering costs	-	-	-	-	-	-	(278,231)	-	-	-	(278,231)
Class C common stock issued for conversion of note payable and accrued interest	-	-	-	-	127,746	12	2,938,146	-	-	-	2,938,158
Fair value of officer services	-	-	-	-	-	-	12,000	-	-	-	12,000
Imputed interest on related party notes	-	-	-	-	-	-	22,158	-	-	-	22,158
Beneficial conversion feature (as restated)	-	-	-	-	-	-	33,929	-	-	-	33,929
Net loss (as restated)	-	-	-	-	-	-	-	-	(4,674,302)	(9,997)	(4,684,299)
December 31, 2017 (as restated)	2,361,000	236	989,800	100	232,304	23	5,826,568	(155,688)	(6,419,008)	(9,997)	(757,766)
Class C common stock issued for cash	-	-	-	-	112,107	11	2,580,280	(174,899)	-	-	2,405,392
Collection of subscription receivable	-	-	-	-	-	-	-	155,688	-	-	155,688
Offering costs	-	-	-	-	-	-	(382,745)	-	-	-	(382,745)
Imputed interest on related party notes	-	-	-	-	-	-	14,784	-	-	-	14,784
Net loss	-	-	-	-	-	-	-	-	(2,109,850)	(32,986)	(2,142,836)
December 31, 2018	2,361,000	$ 236	989,800	$ 100	344,411	$ 34	$ 8,038,887	$ (174,899)	$ (8,528,858)	$ (42,983)	$ (707,483)

See accompanying notes to consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
		(as restated)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,109,850)	$ (4,674,302)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,190	5,797
Fair value of officer services	-	12,000
Imputed interest on notes payable	14,784	22,158
Amortization of debt discount	32,887	32,214
Loss on extinguishment of notes payable	-	2,588,232
Changes in operating assets and liabilities:		
Accounts payable	89,276	139,269
Accrued liabilities	29,872	76,341
Deferred offering costs	-	35,000
Net cash used in operating activities	(1,934,841)	(1,763,291)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(10,400)	(1,770)
Net cash used in investing activities	(10,400)	(1,770)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock	2,561,080	2,053,623
Offering costs paid	(382,745)	(278,231)
Proceeds from convertible notes payable	-	100,000
Proceeds from notes payable	-	146,990
Repayment of notes payable	(300,000)	(130,490)
Proceeds from related party notes payable	40,000	-
Repayment of related party notes payable	(30,000)	(97,313)
Net cash provided by financing activities	1,888,335	1,794,579
Cash effects of foreign currency	(32,986)	(9,997)
Increase (decrease) in cash and cash equivalents	(89,892)	19,521
Cash and cash equivalents, beginning of year	314,904	295,383
Cash and cash equivalents, end of year	$ 225,012	$ 314,904
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 23,615	$ 37,401
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Beneficial conversion feature on convertible notes payable	$ -	$ 33,929
Extinguishment of notes payable and accrued interest with Class C Common Stock	$ -	$ 349,926

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the "Company") was incorporated in the State of Delaware on December 29, 2006 ("Inception").

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and are presented in United States Dollars ("USD") using the accrual basis of accounting. Outlined below are those policies considered particularly significant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of December 31, 2018 has incurred cumulative net losses of approximately $8.5 million since inception and has a working capital deficit of approximately $725,000. The Company currently has limited liquidity and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable

inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2018 and 2017, the Company's cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Deferred Rent

The Company accounts for lease rentals that have either escalating rents or a portion of free rent on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2018 and 2017, the Company's liability related to such was $9,627 and $19,565, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

Revenue Recognition

The Company is in the development stage and has yet to realize revenues from operations. Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Research and Development

The Company expenses research and development costs when incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-based Compensation

As of December 31, 2018, the Company has not issued any share-based payments to its employees or third-party consultants. The Company will account for stock options issued to employees and consultants under ASC 718 Compensation-Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period.

The Company will measure compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized

by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents as of December 31, 2018 and 2017 related to convertible notes payable, for which the effects would be anti-dilutive. Therefore, basic loss per common share equals diluted loss per common share for the years ended December 31, 2018 and 2017.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiaries is their local currency in accordance with ASC 830 *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder's deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the years ended December 31, 2018 and 2017.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates ("ASUs" or "ASU") to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific requirements. ASU 2014-09 establishes a five-step revenue recognition process in which an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The Company adopted this standard on January 1, 2018, with no impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective

for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures, however, the Company does not expect the impact to be material.

Restatement of 2017 Consolidated Financial Statements

The December 31, 2017 consolidated financial statements have been restated to reflect the consolidation of the Company's wholly owned subsidiary, Sagoon Nepal Private Limited, for which had previously been incorrectly excluded. The primary impact on the consolidated financial statements was to include a $100,000 convertible note payable for which the proceeds were received throughout 2017 and accrued interest on such. The proceeds of the convertible note were used to fund sales and marketing activities for which were expensed during the same periods. The convertible note received the same terms as other convertible notes issued during the same period, see Note 4 for additional discussion of convertible note terms. Upon recording the note, a beneficial conversion feature of $33,929 was calculated for which amortization of that discount had to be recorded. Below are the effects of such restatement on the related consolidated financial statements as indicated.

The following table summarizes changes made to the December 31, 2017 consolidated balance sheet:

	As Reported	Adjustments	As Restated
Cash	$ 312,112	$ 2,792	$ 314,904
Total current assets	$ 312,112	$ 2,792	$ 314,904
Accrued liabilities	$ 114,265	$ 12,756	$ 127,021
Total current liabilities	908,202	12,756	920,958
Convertible debt - net of discount of $25,028 as reported and $43,473 as restated	84,972	81,555	166,527
Total liabilities	$ 993,174	$ 94,311	$ 1,087,485
Additional paid-in capital	$ 5,792,639	$ 33,929	$ 5,826,568
Accumulated deficit	(6,293,560)	(125,448)	(6,419,008)
Total stockholders' deficit	$ (666,247)	$ (91,519)	$ (757,766)

The following table summarizes changes made to the December 31, 2017 consolidated statement of operations:

	As Reported		Adjustments		As Restated	
General and administrative	$	826,566	$	97,208	$	923,774
Total operating expenses		1,834,736		97,208		1,931,944
Interest expense		(125,886)		(28,240)		(154,126)
Total other expenses		(2,714,118)		(28,240)		(2,742,358)
Net loss	$	(4,548,854)	$	(125,448)	$	(4,674,302)
Net loss per share	$	(1.30)	$	(0.04)	$	(1.34)

The following table summarizes changes made to the December 31, 2017 consolidated statement of cash flows:

	As Reported		Adjustments		As Restated	
Net loss	$	(4,548,854)	$	(125,448)	$	(4,674,302)
Amortization of debt discount		16,730		15,484		32,214
Accrued liabilities		63,585		12,756		76,341
Cash flows used in operating activities		(1,666,083)		(97,208)		(1,763,291)
Proceeds from convertible notes		-		100,000		100,000
Proceeds from financing activties		1,694,579		100,000		1,794,579
Cash and cash equivalents, end of year	$	312,112	$	2,792	$	314,904

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 and 2017 consisted of the following:

	December 31, 2018		December 31, 2017	
Computers and software	$	36,110	$	25,736
Furniture		5,000		5,000
Less: Accumulated depreciation		(28,605)		(20,441)
Property and equipment, net	$	12,505	$	10,295

Depreciation expense for the years ended December 31, 2018 and 2017 was $8,190 and $5,797, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of December 31, 2018, the Company owed principal and accrued interest of $66,949 and $64,369, respectively. As of December 31, 2017, the Company owed principal and accrued interest of $66,949 and

$48,301, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. Interest expense was $18,648 and $16,068 for the years ended December 31, 2018 and 2017, respectively.

Commencing on September 1, 2015 and through March 27, 2017, the Company borrowed a total of $296,500 and repaid $30,500 from a third party to be used in operations. Under the terms of the agreement, the note incurred interest at 8.0% per annum and was due on demand. In addition, the Company provided the holder with the right to purchase future shares of common stock at a 25% discount to the then fair market value. The agreement didn't provide for the number of shares or time table to which the right is available. On March 27, 2017, the Company issued the holder and certain related parties a total of 127,746 shares of Class C common stock based upon a conversion price of $2.80 per Class C common share. The Company valued the shares at $2,938,158 based upon $23 per share, the rate to which Class C common stock was being sold to third parties at the time of conversion. The Company recorded a loss on extinguishment of $2,588,232 which represented the fair market value of the Class C common stock issued in excess of the note and accrued interest of $317,169 ($51,169 of which was to related parties) and $32,757 relieved, respectively.

Commencing on October 28, 2016, the Company borrowed a total of $300,000 from a third party to be used in operations. The Company received proceeds of $288,546, net of closing costs. Under the terms of the agreement, the loan is an interest only loan and incurs interest at 12% per annum with interest due monthly and the principal due October 1, 2018. The loan is secured by real property held by the co-founder. In October 2018, the Company repaid the loan. As of December 31, 2017, the Company owed principal of $300,000 and accrued interest of $4,309, respectively. The discount was amortized using the straight-line method over the term of the note payable. During the years ended December 31, 2018 and 2017, the Company amortized $6,407 and $4,378, respectively, of the discount to interest expense. As of December 31, 2017, there was an unamortized discount of $6,407, which was expensed in 2018. Interest expense was $27,211 and $36,000 for the years ended December 31, 2018 and 2017, respectively.

Convertible Notes Payable

In 2016 and 2017, the Company received total proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of the initial issuance (dates ranging from August to October 2019) and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the years ended December 31, 2018 and 2017, the Company amortized $26,480 and $27,836, respectively, of the discount to interest expense. As of December 31, 2018 and 2017, a discount of $16,993 and $43,473, respectively, remained, which will be expensed in 2019. Accrued interest as of December 31, 2018 and 2017 was $65,396 and $33,896, respectively. Interest expense was $31,500 and $16,500 for the years ended December 31, 2018 and 2017, respectively.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum

and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of December 31, 2018 and 2017, principal amounts due to the Chief Executive Officer and shareholders under these loans was $269,797 and $259,797, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the year ended December 31, 2018 and 2017, the Company recorded imputed interest expense related to these loans of $14,784 and $22,158, respectively. Interest expense for the years ended December 31, 2018 and 2017 was $4,400 and $4,800, respectively, with $15,200 and $10,800 in accrued interest due as of December 31, 2018 and 2017, respectively.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the year ended December 31, 2018, the Company sold 112,107 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $2,580,291, for which $174,899 was recorded as a subscription receivable and collected in 2019.

During the year ended December 31, 2017, the Company sold 96,057 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $2,209,311, for which $155,688 was recorded as a subscription receivable and collected in 2018.

The costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense. During the years ended December 31, 2018 and 2017, the Company included $382,745 and $278,231 of offering costs as an offset to the proceeds from the sale of Class C shares, respectively.

During the years ended December 31, 2018 and 2017, the Chief Executive Officer contributed services with a fair market value of zero and $12,000, respectively. The contributed services are recorded as additional consideration over the amounts paid to the Chief Executive Officer.

See Note 4 for discussion related to imputed interest and conversion of note into shares of Class C common stock.

Warrants

In November 2018, the Company entered into an agreement with advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 which equates to 152,174 warrants. The exercise price is subject to adjustment under down-round dilution protection provisions in the warrant agreement. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem

to issuing warrants (shares of Class C common stock) for advertising. As of December 31, 2018, the investor hadn't exercised any warrants and thus no amounts were remitted back for advertising services. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period. Subsequent to December 31, 2018, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by a independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering or Regulation A offering which provides the investor liquidity. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

NOTE 6 - INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2018 and 2017:

	2018	2017
Income tax benefit attributable to:		
Net loss	$ (603,530)	$ (1,228,191)
Permanent differences	3,991	729,838
Valuation allowance	599,539	498,353
Net provision for income tax	$ -	$ -

Net deferred tax assets consisted of the following components as of December 31, 2018 and 2017:

	2018	2017
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,573,317	$ 973,779
Valuation allowance	(1,573,317)	(973,779)
Net deferred tax asset	$ -	$ -

During the years ended December 31, 2018 and 2017, the valuation allowance increased by $571,560 and $498,353, respectively. At December 31, 2018, the Company had approximately $5,465,000 of federal and state gross net operating losses available. The net operating loss carry forward, if not utilized, will begin to expire in 2034 for federal and state purposes.

Based on the available objective evidence, including the Company's limited operating history and current liabilities in excess of assets, management believes it is more likely than not that the net deferred tax assets at December 31, 2018 and 2017, will not be fully realizable. Due to the uncertainty surrounding realization of the deferred tax asset, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2018 and 2017.

The Company files income tax returns in the U.S., Indian and Nepal jurisdiction. Income tax returns filed for fiscal years 2014 and earlier are not subject to examination by U.S. federal state tax authorities. Income tax returns for fiscal years 2014 through 2018 remain open to examination by tax authorities in the U.S. and India. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years. There are no open tax examinations.

At December 31, 2018 and 2017, the applicable federal and Virginia state rates used in calculating the deferred tax provision was 21% (35% as of December 31, 2017) and 6%, respectively. During 2017, the Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction to the net deferred tax assets of approximately $138,757 and corresponding valuation allowance resulting from deferred tax balances remaining from the year ended December 31, 2017 and prior.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Consulting

During December 2016, the Company entered into an agreement for placement and advisory services related to the Company's offering. The Company was obligated to pay a monthly fee of $15,000 for five months for these services commencing in March 2017. The contract was ultimately mutually terminated with no additional consideration required.

Operating Lease

During December 2016, the Company entered into a non-cancelable operating lease agreement to lease office space in India through December 2019. The Company received the first five (5) months free, thus, accrued rent of $9,627 and $19,565 is recorded as of December 31, 2018 and 2017, respectively.

The Company leases other office space for its operations under leases in which have terms of one year or less. Rent expense for the years ended December 31, 2018 and 2017 was $89,018 and $99,939, respectively.

During the years ended December 31, 2018 and 2017, the Company paid $12,000 and $13,000, respectively, to its CEO for rent.

Warrant

See Note 5 for discussion of the granting of a warrant and the Company's financial obligations under this agreement.

NOTE 8 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 7 for discussion of transactions with related parties.

NOTE 9 - SUBSEQUENT EVENTS

See Note 5 for discussion of subsequent events.

The Company has evaluated events subsequent to the date of these consolidated financial statements and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above through April 30, 2019.